Exhibit 99.1

Greenbrook TMS Provides an Update on the Success TMS Acquisition

TORONTO--(BUSINESS WIRE)--June 27, 2022--Greenbrook TMS Inc. (TSX: GTMS, NASDAQ: GBNH) (“Greenbrook” or the “Company”), a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy in the United States, announced today an update on the status of its previously-announced proposed acquisition (the “Acquisition”) of Check Five LLC, a Delaware limited liability company (doing business as “Success TMS”) (“Success TMS”). Greenbrook and Success TMS continue to work diligently towards closing the Acquisition and now expect to complete the Acquisition in early Q3 2022.

As previously announced on May 15, 2022, Greenbrook entered into a membership interest purchase agreement pursuant to which Greenbrook will acquire Success TMS, along with an intention to secure additional debt financing from a third party-lender to fund the Company’s future expansion plans and for general corporate and working capital purposes.

As previously disclosed, on March 30, 2022, the Company received a waiver from Oxford Finance LLC (“Oxford”) with respect to the Company’s obligation under the existing credit agreement to deliver annual audited financial statements with respect to fiscal 2021 that do not contain any “going concern” or similar qualification or exception (the “Waiver”). As consideration for the Waiver, the Company covenanted that it would complete an equity and/or subordinated debt offering for proceeds of at least $12 million by June 30, 2022. In light of the ongoing Acquisition and proposed debt financing processes, Oxford has agreed to extend the Waiver to July 15, 2022.

“We are very pleased with the progress we have made in connection with the Acquisition. We believe the Acquisition will demonstrate our ability to deliver on one of the key pillars of our strategy for sustained growth,” said Bill Leonard, President and Chief Executive Officer. “This Acquisition will allow us to continue to expand our national footprint of TMS centers throughout the United States and accelerate our path to profitability. We are excited to begin working with our new colleagues at Success TMS who share our passion for delivering exceptional patient care to those suffering from depression and other mental disorders.”

About Greenbrook TMS Inc.

Operating through 148 Company-operated treatment centers, Greenbrook is a leading provider of TMS therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 840,000 TMS treatments to over 24,000 patients struggling with depression.

Contacts

Glen Akselrod
Investor Relations
Greenbrook TMS Inc.
investorrelations@greenbrooktms.com
1-855-797-4867